FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

File number 82 - 524

82-34640

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

05010448

8 August 2005

Dear Sir

SUPPL

Friends Provident plc - File number 82 - 524

I enclose recent releases to the London Stock Exchange, since our last submission to you: -

29 July 2005	Trading Statement
29 July 2005	IFRS
5 August 2005	Holding in company
8 August 2005	Treasury Stock

Should you require any assistance, please do not hesitate to contact me by email to jenni.horn@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Company Secretariat Assistant

Enc.

PROCESSED
AUG 18 2005
THOMSON
FINANCIAL

Regulatory Announcement

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	10:03 08-Aug-05
Number	PRNUK-0808

Treasury Shares

8 August 2005

Friends Provident plc announces the transfer of 47,447 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc ShareSave Scheme and the Friends Provident plc Executive Share Option Scheme.

At the same time, the Company transferred 18,203 treasury shares to the Trustees of the Friends Provident plc Share Incentive Plan (SIP) at a price of £1.828 per share for the July 2005 contribution. The Company has received notification from A R G Gunn and K Satchell, as executive directors of the Company, that of the 18,203 shares acquired by the Trustees, they have each acquired 69 shares through the SIP.

Following the transfer of the above treasury shares, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 42,977,212 shares are held in treasury.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Holding(s) in Company
Released	09:13 05-Aug-05
Number	PRNUK-0508

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Friends Provident plc

2) Name of shareholder having a major interest

AXA S.A. and its group companies

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.

Please see 4 below

4) Name of the registered holder(s) and, if more than one holder, the number of ordinary shares of 10p each held by each of them

Registered Holder

Non Beneficial

Chase Nominees Ltd a/c 17336 172,000

Chase Nominees Ltd a/c 17260 310,987

AXA France 1,418,280

AXA Australia 396,465

AXA Financial Inc 184,868,578

AXA Rosenberg 40,244,192

AXA Financial Inc 170,863

Chase Nominees Ltd a/c 21652 24,000

Beneficial

HSBC Global Nominee (UK) Limited a/c 867530 720,000

HSBC Global Nominee (UK) Limited a/c 867116 1,250,000

HSBC Global Nominee (UK) Limited a/c 867220 100,000

HSBC Global Nominee (UK) Limited a/c 867268 1,250,000

Smith and Williamson Nominees Ltd a/c S66 136,750

BNY (OCS) Nominees Limited 237,291

Sun Life International (IOM) Ltd a/c SLI11 2,000

AXA Colonia Konzem 6,321,509

5) Number of shares/amount of stock acquired

31,939,000 shares acquired by AXA Financial Inc

6) Percentage of issued class

1.52%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 10p each

10) Date of transaction

2 August 2005

11) Date company informed

4 August 2005

12) Total holding following this notification

237,622,915 shares

13) Total percentage holding of issued class following this notification

11.34%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

Gordon Ellis - 01306 654802

16) Name and signature of authorised company official responsible for making this notification

Diana Monger

Date of notification - 4 August 2005

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Company	Friends Provident PLC
TIDM	FP.
Headline	IFRS
Released	07:05 29-Jul-05
Number	4657P

RNS Number:4657P
Friends Provident PLC
29 July 2005

29 July 2005

Friends Provident plc
Restatement of Full Year Results to 31 December 2004 under International Financial Reporting Standards

Friends Provident plc has today disclosed the effects of restating consolidated 31 December 2004 closing shareholders' funds and 2004 profits under International Financial Reporting Standards (IFRS). This includes the impact of consolidating the 51% holding in F&C Asset Management plc. Friends Provident has also given an update on the project to produce European Embedded Values (EEVs).

The effects of the IFRS restatement are as follows (provisional unaudited figures):

	2004 IFRS £m	2004 restated MSS £m
Underlying profit before tax	171*	236**
Profit after tax	153	179
Equity shareholders' funds	2,437	2,444

* IFRS underlying profit for 2004 represents underlying profit (based on longer-term investment return) attributable to equity holders before amortisation of acquired intangible assets and present value of acquired in-force business, non-recurring items and tax.

** Restated modified statutory solvency (MSS) underlying profit for 2004 is MSS operating profit before amortisation of goodwill, operating exceptional items and tax, as reported in the 2004 preliminary statement, but restated to remove policyholder tax, as explained in appendix 3 note i.

Philip Moore, Group Finance Director, said that the restatement of the figures under IFRS does not materially impact Friends Provident's achieved profit results, embedded value, or group solvency, and has no impact on dividend policy. The Group maintains that the achieved profit basis as developed by EEV principles will continue to provide a more representative method of accounting for long-term business.

"As reported at the time of our Preliminary Results Announcement in March 2005, the rule changes will prohibit the deferral of some acquisition costs and change the calculation of actuarial liabilities, for "investment" products. These changes affect the timing of the recognition of profits but have no impact on the total profit. The IFRS basis is therefore more cautious than the MSS basis, increasing the reported financing strain of new business."

"These changes in accounting approach do not affect the economics of Friends Provident's business and have no material impact on the statutory basis on which the solvency and distributable reserves of life companies are based. The Group's cash position has continued to strengthen and is unchanged by IFRS, hence there is no change to our dividend growth policy. Dividend cover becomes a less relevant and comparable measure under IFRS. However, the dividend remains well covered by IFRS profits at 1.3 times."

"Friends Provident will continue to seek to maximise shareholder value by pursuing increasing profits on a realistic basis, and will not change its commercial behaviour to manage the timing of reported profits under an IFRS basis."

Friends Provident has also released today an indication of the expected effects of restating embedded value and VNB on an EEV basis. A complete restatement of the Group's 2004 Full Year results under EEV will be presented on 12th October this year.

Philip Moore said:

"Friends Provident is adopting a market consistent "bottom up" approach to EEV. Today, we are outlining our approach and provide some indicative information with regard to the key results, including that, in respect of 2004, any reduction in total embedded value will be less than 5% and the increase in the contribution from new business will be at least 10%."

- Ends -

For further information, please contact:

Nick Boakes	Friends Provident plc	020 7760 3131
Di Skidmore	Friends Provident plc	020 7760 3131
Simon Moyse	Finsbury Limited	020 7251 3801

Ref: F102

Notes to editors:
1. Friends Provident plc also issued today a Trading Statement for the first six months of 2005.

2. A copy of both announcements can be found in the News and Financial Results section of Friends Provident website: http://www.friendsprovident.com/media/news

3. A presentation of the Trading Statement, Restatement of 2004 Full Year Results under International Financial Reporting Standards and update of the European Embedded Value Project will take place at 10.30am today at JP Morgan Cazenove, 20 Moorgate, London EC2R 6DA.

4. The slides and full narrative of the presentation to analysts and fund managers will be available from 11.30am and can be viewed on http://www.friendsprovident.com/presentations

5. An On-Demand webcast will be available from 2.00pm and can be viewed on http://www.friendsprovident.com/results

Appendix 1: Reconciliation of Underlying Profit and Profit After Tax

	Notes	Full year to 31 December 2004 £m
Modified statutory solvency operating profit*		

before tax, as previously published		317
Policyholder tax	(i)	(81)
Modified statutory solvency operating profit* before tax, attributable to equity holders		236
DAC	(ii)	(36)
Front-end fees	(iii)	5
Actuarial liabilities	(iv)	(38)
Share option charge	(v)	(3)
Add back PVIF amortisation treated as operating under MSS	(vi)	8
F&C	(vii)	-
Other		(1)
Total		(65)
IFRS underlying profit** before tax, attributable to equity holders		171
Tax		29
Minority interests	(xvii)	(5)
IFRS underlying profit** after tax and minority interests		195

* (based on longer-term investment return) before amortisation of goodwill and operating exceptional items

** (based on longer-term investment return) before amortisation of acquired intangible assets and present value of acquired in-force business, and before non recurring items

	Notes	Full year to 31 December 2004 £m
Modified statutory solvency profit after tax and minority interest		179
Underlying profit* adjustments including PVIF amortisation	(ii -vii)	(65)
PVIF amortisation	(vi)	(8)
F&C Reinvestment Plan	(vii)	(4)
Tax on underlying profit* adjustments	(viii)	27
Reversal of amortisation of goodwill	(ix)	37
Convertible bond	(x)	(15)
Investments revalued to bid price	(xi)	2
Non-transferrable pension assets	(xii)	2
F&C	(vii)	(2)
IFRS profit after tax and minority interest		153

* based on longer term investment return before amortisation of acquired tangible assets and present value of acquired in-force business and before non-recurring items.

Appendix 2. Reconciliation of Equity Shareholders' funds

	Notes	31 December 2004 £m	31 December 2003 £m

Modified statutory equity shareholders' funds		2,444	1,965
DAC	(ii)	63	99
Front end fees	(iii)	(37)	(42)
Actuarial liabilities	(iv)	(233)	(196)
Investments revalued to bid price	(xi)	(12)	(13)
Recognition of internally generated intangible assets	(xiii)	16	17
Reversal of Friends Provident plc proposed dividends payable	(xiv)	102	84
Business Combinations	(xv)	94	88
Convertible bond amortisation and fair value of option	(x)	(25)	(10)
Taxation	(viii,xvi)	43	14
F&C	(vii)	(14)	(6)
Other		(4)	(5)
IFRS equity shareholders funds		2,437	1,995

Appendix 3. Explanatory Notes

i. Policyholder tax
MSS requires that the balance on the long-term business technical account is grossed up by 30%. This adjustment deducts the policyholder tax element of the gross up.

ii. DAC
The DAC asset has been reduced on investment contracts (i.e. contracts not meeting the definition of insurance), as only incremental acquisition costs (i.e. commission) can be deferred under IFRS. This reduces the amortisation charge from DAC on in-force business, however this is offset by a greater reduction in revenue from the write down of DAC on new business.

iii. Front end fees
In accordance with IAS 18 Revenue, front end fees received on contracts should be deferred and recognised across the lifetime of the contract on a reasonable basis.

iv Actuarial liabilities
Sterling reserves and actuarial funding adjustments, which reduced MSSB technical provisions, are removed from the calculation of investment contract liabilities under IFRS.

v. Share options charge
In accordance with IFRS 2 Share based Payments, a charge has been reflected which represents the fair value of share based payments awarded (i.e. options granted) during the year. Exemptions for Inland Revenue exempt schemes under UK GAAP do not apply under IFRS.

vi. PVIF amortisation
The reversal of PVIF amortisation previously included within operating profit under MSS; amortisation of acquired intangibles is excluded from our IFRS measure of underlying profit under IFRS.

vii. F&C
Impacts relate principally to the amortisation of intangible assets, such as investment management service agreements recognised on acquisitions and share based payment charges; F&C Reinvestment Plan expenses have been excluded from underlying profit under IFRS as they are non-recurring.

viii. Tax on underlying profit adjustments
Deferred taxation adjustments on DAC, actuarial liabilities and acquired PVIF

gross-up.

ix. Reversal of amortisation of goodwill
In accordance with IAS 36, Impairment of Assets, goodwill is no longer amortised, but is, instead subject to an annual impairment review.

x. Convertible bond
Under IFRS, convertible bonds must be separated into a liability, measured at amortised cost, and an embedded derivative, being the option to convert to equity. Due to FP's 'cash settlement option' on conversion the option element is classified as an embedded derivative and is fair valued through profit and loss. The 'cash settlement option' was removed by use of a deed poll in April 05, resulting in treatment of the option element as an equity component going forwards. The adjustment has been excluded from Underlying Profit as it is considered to be similar to short-term fluctuations in investment return.

xi. Investments revalued to bid price
In accordance with IAS 39, Financial Instruments: Recognition and Measurement, all assets have been adjusted from mid to bid price, reducing investment values.

xii. Non-transferrable pension assets
When calculating the net pension surplus/deficit 'plan assets exclude non-transferable financial instruments issued by the entity and held by the fund'; non-transferable financial instruments include units in linked funds issued by the Group. The adjustment is purely presentational and does not impact shareholders' funds. However, the variance between actual and expected return on non-transferrable assets flows through the Income Statement rather than directly to reserves. The adjustment has been excluded from Underlying Profit as it is considered to be a component of short-term fluctuations in investment return.

xiii. Recognition of internally generated intangible assets
In accordance with IAS 38 Intangible Assets, certain development expenditure, written off immediately under UK GAAP, must be capitalised. This increases the expenses as prior year development projects are amortised, but decreases expenses by the current year development costs not expensed immediately.

xiv. Reversal of Friends Provident plc proposed dividend payable
In accordance with IAS 10 Events after the Balance Sheet Date proposed dividends declared after the balance sheet date are no longer treated as a liability.

xv. Business Combinations
Primarily relates to the reversal of goodwill amortisation following the restatement of acquisitions post demutualisation.

xvi. Unrealised Capital Gains Tax (UCGT)
The disclosure of a tax liability within actuarial liabilities is not appropriate under IFRS. Given that a tax liability is now disclosed an offsetting deferred tax asset can also be recognised.

xvii. Minority interests (MI)
MI includes an adjustment related to the MI share of amortisation of F&C intangibles.

About Friends Provident

One of the UK's leading financial services groups

- A FTSE 100 company comprising two core businesses:
  - Friends Provident Life and Pensions Limited, a top ten UK life and pensions company and a leading international cross-border player
  - F&C Asset Management plc (51% ownership), a top five UK asset manager with a growing European presence

Emphasis on service

- Five Star awards for Life and Pensions service - the highest of

any UK listed life and pensions company - and for E-commerce (source: 2004 Financial Adviser Practiv Service Awards)

- Best E-Commerce Provider (source: 2005 LifeSearch Protection Awards)
- F&C voted "Best Investment Trust Provider" in the 2005 Personal Finance Magazine Readership Awards
- Member of the Raising Standards Quality Mark Scheme

Leading-edge systems

- Single-platform system capable of accommodating high volumes, cost effectively
- Automated interface with back-office IFA and third party systems with over 50% of business transacted online
- Winner of Life Insurance Company of the Year at the Professional Pensions UK Pensions Awards 2005
- Friends Provident is the only company to receive triple 'e' e-Excellence ratings for individual protection and group pensions awarded by the Financial Technology Research Centre in association with Money Marketing 2005.

Fast-growing

- Market share (UK life and pensions) has increased 27% since listing in 2001
- Funds managed by Friends Provident plc since it listed in 2001, have grown four-fold from c£30 billion to more than £120 billion.

Financially strong

- Financial strength credit ratings categorised 'strong' (Standard & Poor's A+ with stable outlook, Moody's A2 with positive outlook)
- Risk Capital Margin covered over six times (31 December 2004)
- Free Asset Ratio 12.2% (31 December 2004)

A diversified provider of investment solutions

- F&C is a market leader in the investment trust market. The flagship Foreign & Colonial Investment Trust was the first such trust, launched in 1868, and remains the largest of its kind.
- F&C's private equity partner, ISIS Equity Partners, was winner of the 2004 BVCA/Real Deals Private Equity House of the Year Award.
- F&C is a top five manager of UK commercial property.
- F&C Amethyst was winner of its category in the 2005 EuroHedge Awards.

Renowned ethical heritage

- Founded by Quakers in 1832 to address social needs
- Pioneered linking investments with ethical principles (Stewardship - 1984; Responsible Engagement Overlay - reo(R) - 2000)
- Stewardship Income Fund winner of the 2005 Lipper Fund Awards, ethical category
- F&C (ISIS) overall winner of the Corporation of London's Cities Awards, 2004 and 2005

More 'at a glance' information available at www.friendsprovident.com/fastfacts

Friends Provident media image library is available at www.friendsprovident.com/imagelibrary a Newscast login is required.

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Regulatory Announcement

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Company	Friends Provident PLC
TIDM	FP.
Headline	Trading Statement
Released	07:05 29-Jul-05
Number	4655P

RNS Number:4655P
Friends Provident PLC
29 July 2005

29 July 2005

Friends Provident Group
Trading Update
Strong growth in first six months of 2005

Friends Provident is today publishing a trading update prior to the publication of its full interim results on 13 September 2005.

Friends Provident's total life and pensions new business (on an APE* basis) for the first six months in 2005 increased by 33% to £282 million (2004: £212m).

Total contribution to profits from new business up 40% to £52 million. Margin 18.4% (2004: 17.5%)

F&C Asset Management plc (F&C), assets under management up by 3.0% to £128 billion (2004: £125bn).

Performance in Friends Provident Life and Pensions main territories and product lines:

UK:

- Total UK new business up 15% to £202 million (2004: £176m)
- Protection down 3% to £34 million (2004: £35m)
- Investment up 11% to £31 million (2004: £28m)
- Group pensions up 28% to £111 million (2004: £86m)
- Contribution to profits for UK new business up 6% to £32 million. Margin 15.8% (2004: 17.0%)

International:

- Total International new business increased by 122% to £80 million (2004: £36m)
- Friends Provident International (FPI) increased by 25% to £45 million (2004: £36m)
- On a pro-forma basis Lombard International (Lombard) increased by 11% to £35 million (2004: £32m)
- Contribution to profits for International new business up 185% to £20 million (2004: £7m). Margin 25% (2004: 19.4%).

Keith Satchell, Group Chief Executive, Friends Provident plc said:

"The Group continues to perform well, with strong life and pensions growth in the UK being exceeded by our international cross-border businesses. New business profits increased significantly as a result of the inclusion of Lombard from the beginning of 2005. The contribution from UK life and pensions new business increased but was adversely affected by a change in product mix and, although we have excellent sales momentum, this is expected to remain a feature in the second half of 2005."

"As previously indicated, Lombard's new business profile favours the fourth quarter so we are confident that we will achieve strong growth in new business volumes and profits over the rest of the year."

"Our asset management business has also made steady progress and the integration is progressing well following the acquisition of F&C, although the previously announced withdrawal of the majority of Resolution Life funds commencing next year comes as a disappointment."

"Our financial position has been further enhanced as a result of continued positive performance of the investment markets and our recent Tier 1 capital raising. This position was endorsed by the recent strengthening of our credit ratings. The Group's cash position has also continued to strengthen."

"Overall, we remain confident of continued momentum over the balance of 2005 and into 2006."

* Unless otherwise stated, all new life and pensions business is based on the industry standard Annual Premium Equivalent (APE) basis. This measure adds together new regular premium business and one tenth of single premium business.

Notes to Editors

1. Friends Provident plc also issued today a release detailing the restatement of Full Year Results to 31 December 2004 under International Financial Reporting Standards.

2. A copy of both announcements can be found in the News and Financial Results section of Friends Provident website: www.friendsprovident.com/media/news

3. A presentation of the Trading Statement, Restatement of 2004 Full Year Results under International Financial Reporting Standards and update of the European Embedded Value Project will take place at 10.30am today at JP Morgan Cazenove, 20 Moorgate, London EC2R 6DA.

4. The slides and full narrative of the presentation to analysts and fund managers will be available from 11.30am and can be viewed on http://www.friendsprovident.com/presentations

5. An On-Demand webcast will be available from 2.00pm and can be viewed on http://www.friendsprovident.com/results

6. Friends Provident plc will report its interim results for the first six months ending 30th June 2005 on 13th September 2005. There will be a presentation to investors and analysts at 9.30am at JP Morgan Cazenove, 20 Moorgate, London, EC2R 6DA.

- Ends -

For further information, please contact:

Nick Boakes	Friends Provident plc	020 7760 3130
Di Skidmore	Friends Provident plc	020 7760 3133
Simon Moyse	Finsbury Limited	020 7251 3801

Friends Provident plc Financial Reporting Calendar

Group Interim Results	13 September 2005
Presentation on EEV	12 October 2005
Friends Provident Life and Pensions Quarter 3 New Business Announcement	1 November 2005

Ref: F103

Analysis of new business*

Total new life and pensions business increased by 33.1% over the first half of 2005 to £282.1 million (2004: £212.0m) and by 26.6% to £152.6 million for the second quarter of 2005 (2004: £120.5m). In the UK, excellent service and systems continue to differentiate us in the marketplace, underpinning the strong relationships we have with intermediary firms and distribution partners. In the international market, following the acquisition of Lombard, our enlarged operation is increasing the contribution it makes to our overall performance. This will all help to drive further growth in the Group towards the end of year and into 2006.

UK life and pensions

New UK life and pensions business increased 14.8% to £202.1 million in the first half of 2005 (2004: £176.0m) and by 11.4% to £113.8 million for the second quarter of 2005 (2004: £102.1m).

Life business
Total new life business increased 3.3% in the first half of 2005 to £64.8 million (2004: £62.7m) and decreased by 3.3% for the second quarter of 2005 to £33.9 million (2004: £35.1m).

New protection business, including income protection, decreased by 2.6% to £34.2 million in the first half of 2005 (2004: £35.1m) and by 17.6% for the second quarter of 2005 to £17.2 million (2004: £20.9m). The overall UK protection market contracted by 22% over the first quarter of 2005 and our expectation is that the market over the whole of the year is likely to reduce by a similar percentage, due primarily to fewer house-purchase transactions. Despite a contracting market and increased competitor activity, we expect to continue to increase our market share and to mitigate some of the pressure on pricing through our online facilities, which continue to prove compelling.

New investment business increased by 10.9% to £30.6 million in the first half of 2005 (2004: £27.6m) and by 17.6% for the second quarter to £16.7 million (2004: £14.2m). We do not anticipate more than single-digit growth in the UK investment market over the course of this year (the market decreased by 2% in the first quarter) but we expect our 2005 performance to exceed market growth.
Pensions business

Total new pensions business increased 21.2% in the first half of 2005 to £137.3 million (2004: £113.3m) and by 19.2% for the second quarter of 2005 to £79.9 million (2004: £67.0m).

New group pensions business increased by 27.9% to £110.5 million in the first half of 2005 (2004: £86.4m) and by 27.2% for the second quarter to £65.8 million (2004: £51.7m). This strong advance is against a market that contracted over the first quarter of 2005 and which is expected to experience low growth over the year. The majority of new schemes this year were written by commission-based high quality pensions IFAs but, as anticipated, we are now seeing a marked increase in tendering opportunities from fee-based Employee Benefit Consultants. We are currently attracting some significant schemes and are well placed to benefit from the expected stimulus to group market activity in late 2005 and into 2006 as a result of pensions simplification taking effect next year.

New individual pensions business increased by 9.5% to £12.7 million in the first half of 2005 (2004: £11.6m), which should mark a reversal of our downward trend for this business. New business decreased by 3% for the second quarter to £6.3 million (2004: £6.5m), due principally to the timing of DWP rebate payments. We launched our new product range in April and expect to outperform this market, which is predicted to grow only slowly over 2005. However, the FSA's recent recommendation to revoke what is commonly referred to as the RU64 rule, if accepted, has the potential to stimulate higher market growth next year through

allowing a more flexible approach to pricing and commission levels.

New annuity business decreased 7.8% to £14.1 million in the first half of 2005 (2004: £15.3m) and decreased by 11.7% for the second quarter to £7.8 million (2004: £8.8m). We continue to focus on prioritising margins over volumes.

International life and pensions

New International cross border life and pensions business increased by 122.2% to £80.0 million in the first half on 2005 (2004: £36.0m) and by 111.0% to £38.8 million for the second quarter of 2005 (2004: £18.4m). For the most part, these significant increases are attributable to the acquisition of Lombard earlier this year. On a pro-forma basis, the increase in total international new business in the first half of 2005 was 18.3%.

Friends Provident International (FPI)
New FPI business increased 24.9% to £45 million in the first half of 2005 (2004: £36.0m) and 25.6% for the second quarter to £23.1 million (2004: £18.4m). Our performance was very strong in the specialist UK market, where we are now beginning to establish a good position with important distribution partners, and in the Middle East, where our recently-opened sales office is having a positive impact. We are confident of achieving strong growth in new business volumes and profits over the course of the year.

Lombard
New business amounted to £35 million over the first half of 2005 and £15.7 million in the second quarter. Lombard was acquired in January this year, and on a pro-forma basis, the half-year result was up 10.8%. Because Lombard business is highly skewed towards the year-end, quarterly comparisons of volumes are less meaningful than historical annual results. Lombard's new business APE for 2004 was £130 million. Lombard operates across a wide range of countries, with particularly strong performances over the first half of 2005 from Belgium, the UK and from expatriate business in Southern Europe. As previously announced, the unusually high new business levels achieved in Germany in 2004 will not be matched this year, but we are confident that we will achieve strong growth in new business volumes and profits over the rest of the year.

Contribution from new business and margin

The contribution from new business before cost of solvency capital, pension service charge and the effect of accounting for share incentive arrangements as required under IFRS is £52 million. This represents a 40% increase on the £37 million for the first half of 2004. The new business margin for the period was 18.4% compared with 17.5% for the same period in 2004. In the UK life and pensions business, contribution from new business for the first half of 2005 increased to £32 million (2004: £30m) although margin has reduced to 15.8% (2004: 17%) primarily as a result of a change to the mix of business driven by the reduced proportion of protection business caused by fewer house-purchase transactions.

In the international life and pensions business, margins have been maintained at 25% over the first half of 2005. The contribution from new business has increased to £20 million (2004: £7m) resulting from the acquisition of Lombard in January 2005 and a strong first-half performance from FPI.

Experience variance

In aggregate, the experience variance for the life and pensions business is positive. This and other operating profit items will be covered in greater detail in our half-year results to be published on 13 September 2005.

Asset Management

Funds under management at 30 June 2005 were £128.1 billion (31 December 2004:

£124.8 billion) split as follows:

	30 June 2005 £bn	31 March 2005 £bn	31 Dec 2004 £bn
Insurance Funds	80.9	78.1	78.6
Institutional Funds	32.6	32.8	32.7
Retail Funds	14.1	14.4	13.5
Total	127.6	125.3	124.8
Private Equity realised 30 June	0.5	-	-
Total including Private Equity	128.1	125.3	124.8

Funds under management by asset class:

	30 June 2005 £bn	31 March 2005 £bn	31 Dec 2004 £bn
Fixed interest	75.6	72.7	72.6
UK equities	17.2	17.0	16.8
Overseas Equities	23.5	23.2	23.1
Property	6.0	6.1	6.0
Private Equity	-	0.5	0.5
Other Alternative Investments	1.0	0.9	0.9
Liquidity	4.3	4.9	4.9
Total	127.6	125.3	124.8
Private Equity realised 30 June 2005	0.5	-	-
Total including Private Equity	128.1	125.3	124.8

Fund flows for the half-year to 30 June 2005:

Category	Inflows £m	Outflows £m	Net £m
Insurance Funds	N/a	N/a	(1,813)
Institutional	2,067	(2,671)	(604)
Open Ended Products (Third Party)	168	(104)	64
Investment Trusts	942	(310)	632
Venture Capital Trusts/Limited Partnerships#	-	(1)	(1)
SICAVs & Mutual Funds	55	(82)	(27)
Sub Advisory	872	(765)	107
	N/a	N/a	(1,642)

Funds for Private Equity operation included

As previously reported, the merger of Britannic Group plc and Resolution Life Group Limited will have an impact on F&C's funds under management and revenues. The scale and timing of this is at present unknown. It is not anticipated that it will have any impact on the 2005 revenues, as the transfer of funds from F&C is not expected to commence until 2006. F&C management will be meeting with Resolution plc over the coming weeks and F&C will provide a further update at the time of announcing half-year results.

Integration update

The integration of the various business areas to gain operating efficiencies is progressing well. The two workstreams where there is still significant work to

complete are Information Technology and back and middle-office Investment Operations, both of which typically take the longest to integrate. Good progress is being made in both these areas.

During this period of integration, F&C has still been able to attract high calibre new recruits to a number of business areas. It has also had a number of new product launches and attracted further funds in high revenue margin areas.

Prior to the merger, both F&C and ISIS were planning to outsource their back offices. Bringing together two very different back office operations onto a single platform is very complex but a process has been agreed which will complete during 2006.

Whilst completion of the integration is important in the short term, the ability to generate new business and raise revenue margins will be the ongoing focus. Broader business developments will be reviewed in the interim results, encompassing an update of the costs and benefits of the integration.

Friends Provident APE Life and Pensions

6 months to 30 June 2005 vs 6 months to 30 June 2004

	H1 2005			H1 2004			%
UK Operations	Regular £m	Single £m	APE £m	Regular £m	Single £m	APE £m	Regular %
Life							
Protection	34.2	0.1	34.2	35.1	-	35.1	(2.6)
Investment	1.1	295.0	30.6	0.8	268.3	27.6	37.5
	35.3	295.1	64.8	35.9	268.3	62.7	(1.7)
Pensions							
Individual Pensions	6.0	59.5	12.0	5.8	45.9	10.4	3.4
DWP Rebates	-	7.1	0.7	-	12.1	1.2	-
Group Pensions	90.4	201.2	110.5	72.9	135.6	86.4	24.0
Annuities	-	140.7	14.1	-	153.0	15.3	-
	96.4	408.5	137.3	78.7	346.6	113.3	22.5
UK Life and Pensions	131.7	703.6	202.1	114.6	614.9	176.0	14.9
International Operations							
Lombard	-	350.1	35.0	-	-	-	-
Friends Provident International	26.6	184.5	45.0	24.3	117.2	36.0	9.5
International Life and Pensions	26.6	534.6	80.0	24.3	117.2	36.0	9.5
Total for Life and Pensions	158.3	1,238.2	282.1	[illegible]	[illegible]	[illegible]	[illegible]

Lombard Total APE

	2005 €m	2005 £m	2004 €m	2004 £m
Q1	27.9	19.3	16.2	11.1
Q2	23.1	15.7	29.9	20.5
H1	51.0	35.0	46.1	31.6

All amounts in currency other than sterling are translated into sterling at a monthly average exchange rate.

APE by channel

6 Months to 30 June 2005 vs 6 months to 30 June 2004

	H1 2005 £m	H1 2005 %	H1 2004 (excluding Lombard) £m	H1 2004 (excluding Lombard) %
UK				
IFA	183	65	146	69
Tied	19	7	30	14
International	80	28	36	17

Total Life and Pensions contribution from new business

6 months to 30 June 2005 vs 6 months to 30 June 2004

	H1 2005 £m	H1 2005 margin %	H1 2004 (with Lombard added pro-forma) £m	H1 2004 (with Lombard added pro-forma) margin %
UK	32	15.8	30	17.0
International	20	25.0	17	25.0
	52	18.4	47	17.5

Lombard contribution from New Business
Margin for H1 2005: 31.4% (2004: 31.4%)

About Friends Provident

One of the UK's leading financial services groups

- A FTSE 100 company comprising two core businesses:
  - Friends Provident Life and Pensions Limited, a top ten UK life and pensions company and a leading international cross-border player
  - F&C Asset Management plc (51% ownership), a top five UK asset manager with a growing European presence

Emphasis on service

- Five Star awards for Life and Pensions service - the highest of any UK listed life and pensions company - and for E-commerce (source: 2004 Financial Adviser Practiv Service Awards)
- Best E-Commerce Provider (source: 2005 LifeSearch Protection Awards)
- F&C voted "Best Investment Trust Provider" in the 2005 Personal [illegible]

Magazine Readership Awards
- Member of the Raising Standards Quality Mark Scheme

Leading-edge systems
- Single-platform system capable of accommodating high volumes, cost effectively
- Automated interface with back-office IFA and third party systems with over 50% of business transacted online
- Winner of Life Insurance Company of the Year at the Professional Pensions UK Pensions Award 2005
- Friends Provident is the only company to receive triple 'e' e-Excellence ratings for individual protection and group pensions awarded by the Financial Technology Research Centre in association with Money Marketing 2005

Fast-growing
- Market share (UK Life and Pensions) has increased 27% since listing in 2001
- Funds managed by Friends Provident plc since it listed in 2001, have grown four-fold from c£30 billion to more than £120 billion

Financially strong
- Financial strength credit ratings categorised 'strong' (Standard & Poor's A+ with stable outlook, Moody's A2 with positive outlook)
- Risk Capital Margin covered over six times (31 December 2004)
- Free Asset Ratio 12.2% (31 December 2004)

A diversified provider of investment solutions
- F&C is a market leader in the investment trust market. The flagship Foreign & Colonial Investment Trust was the first such trust, launched in 1868, and remains the largest of its kind.
- F&C's private equity partner, ISIS Equity Partners, was winner of the 2004 BVCA/Real Deals Private Equity House of the Year Award.
- F&C is a top five manager of UK commercial property.
- F&C Amethyst was winner of its category in the 2005 EuroHedge Awards.

Renowned ethical heritage
- Founded by Quakers in 1832 to address social needs
- Pioneered linking investments with ethical principles (Stewardship - 1984; Responsible Engagement Overlay - reo(R) - 2000)
- Stewardship Income Fund winner of the 2005 Lipper Funds Awards, ethical category
- F&C (ISIS) overall winner of the Corporation of London's Liveable Cities Awards, 2004 and 2003.

More 'at a glance' information available at www.friendsprovident.com/fastfacts

Friends Provident media image library is available at www.friendsprovident.com/imagelibrary a Newscast login is required.

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